SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ISOLAGEN, INC.
             (Exact name of registrant as specified in its charter)


                        Delaware                             87-0458888
        (State of Incorporation or organization)          (I.R.S. Employer
                                                        Identification No.)

      405 Eagleview Boulevard, Exton, Pennsylvania           19341
        (Address of Principal Executive Offices)           (Zip Code)

If this form relates to the             If this form relates to the
registration of a class of securities   registration of a class of securities
pursuant to Section 12(b) of            pursuant to Section 12(g) of
the Exchange Act and is  effective      the Exchange Act and is effective
pursuant to General Instruction         pursuant to General Instruction
A.(c), please check the following       A.(d), please check the following
box. (  X  )                            box. (     )

Securities Act registration statement file number to which this form relates:
                                      N/A
                                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of Each Class                      Name of Each Exchange on Which
   to be so Registered                      Each Class is to be Registered
   -------------------                      ------------------------------

 Rights to Purchase Series C Junior         American Stock Exchange
 Participating Preferred Stock
 (pursuant to Rights Agreement dated
 as of May 12, 2006)

Securities to be registered pursuant to Section 12(g) of the Act:
                                      None
 ------------------------------------------------------------------------------
                                (Title of Class)

Item 1.     Description of Registrant's Securities to be Registered.

     On May 12, 2006, the Board of Directors of Isolagen, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $.001 per share, of the Company ("Company Common Stock") to stockholders of record at the close of business on May 22, 2006 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one ten-thousandth of a share (a "Unit") of Series C Junior Participating Preferred Stock, par value $0.001 per share ("Preferred Stock"), at a Purchase Price of $35.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

     Initially, the Rights will be attached to all Company Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Company Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Company Common Stock (20%, in the case of certain institutional investors) other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Company Common Stock outstanding will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on May 12, 2016, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Company Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Company Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $35.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $70.00 worth of Company Common Stock (or other consideration, as noted above) for $35.00. Assuming that the Company Common Stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase 7 shares of Company Common Stock for $35.00.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Company Common Stock is changed or exchanged, or
(iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Company Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Company Common Stock, or one ten-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets
(excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Company Common Stock or other consideration deemed appropriate by the Board of Directors). The aggregate redemption price otherwise payable to a beneficial holder of Rights shall be rounded to the nearest $0.01, provided, however, if such aggregate redemption price is less than $0.01, such holder will be entitled to receive $0.01 upon the redemption of such Rights. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Company Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Rights Agreement at a time when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

     The holder of each share of Company Common Stock outstanding at the close of business on May 22, 2006 will receive one Right. So long as the Rights are attached to the Company Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Company Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Company Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Company Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. 10,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

     The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten business days following the Stock Acquisition Date redeem the then outstanding Rights at the Redemption Price or take other action to exempt such a transaction under the Rights Agreement.

     The Rights Agreement, dated as of May 12, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.     Exhibits.

            1. Rights Agreement, dated as of May 12, 2006, by and between the registrant and American Stock Transfer & Trust Company, including the Form of Certificate of Designation, Preferences and Rights of Series C Junior Participating Preferred Stock attached as Exhibit A thereto, the Form of Rights Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on May 15, 2006).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ISOLAGEN, INC.
                                   (Registrant)


Date: May 15, 2006                 By: /s/ Todd Greenspan
                                       ----------------------------------------
                                       Name: Todd Greenspan
                                       Title: Vice President of Finance

                                  EXHIBIT INDEX

      Exhibit            Description
      -------            -----------

         1. Rights Agreement, dated as of May 12, 2006, by and between the registrant and American Stock Transfer & Trust Company, including the Form of Certificate of Designation, Preferences and Rights of Series C Junior Participating Preferred Stock attached as Exhibit A thereto, the Form of Rights Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on May 15,
                         2006).